UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-34762

First Financial Bancorp 401(k) Savings Plan
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

First Financial Bancorp
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Name and address of principal executive offices of the issuer of the securities)

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
First Financial Bancorp 401(k) Savings Plan
Cincinnati, OH

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp. 401(k) Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of First Financial Bancorp. 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan's auditor since 2015.

South Bend, Indiana
June 22, 2018

First Financial Bancorp 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Assets
Investments - at fair value:
Money market funds	$890	$300
First Financial Bancorp common stock	10,087,427	12,660,274
Common collective trust	7,080,824	5,616,280
Mutual funds	60,726,983	50,382,583
Total investments	77,896,124	68,659,437
Receivables:
Interest and dividends	65,467	72,246
Employer contributions	1,767,663	790,082
Participant contributions	109,401	259,951
Notes receivable from participants	760,719	843,580
Net assets available for benefits	$80,599,374	$70,625,296

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2017

Additions:
Investment income:
Net appreciation in fair value of investments	$5,473,970
Interest and dividends	2,901,146
Interest income on notes receivable from participants	35,013
Total investment income	8,410,129

Contributions:
Employer	1,770,614
Participants	6,402,714
Rollovers	469,099
Total contributions	8,642,427
Total additions	17,052,556

Deductions:
Benefit payments	7,071,723
Other deductions	6,755
Total deductions	7,078,478

Net increase	9,974,078

Net assets available for benefits beginning of year	70,625,296
Net assets available for benefits end of year	$80,599,374

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description (the Plan Document) for more information.

First Financial Bancorp (the Plan Sponsor, the Plan Administrator, or the Company) is the sponsor and administrator of the Plan.

General. The Plan is a defined contribution plan, qualified under Section 401 of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Plan Sponsor and its affiliates. There is no age requirement to participate in the Plan. The Plan is subject to the provisions of Section 401(k) of the Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Participating corporations. The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

Contributions. Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 50% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service (IRS) limitations.

Employer contributions to the Plan are discretionary based on the Company's performance, up to a maximum of 3% of participants' eligible annual compensation. Employer contributions, if applicable, are determined in the first quarter of the subsequent year. Participants designate where contributions are invested and employer contributions fully vest upon contribution to the Plan. First Financial contributed $1,767,663 to the Plan for 2017 in February 2018. First Financial contributed $790,082 to the Plan for 2016 in 2017.

Vesting. Participants' accounts are 100% vested at all times.

Participant loans. Participants may borrow any amount up to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of issuance. Repayment of loans must be made at least quarterly, on an after-tax basis, in level payments of principal and interest over a time period not to exceed 5 years. If the loan is not repaid, it may be considered in default and a distribution to the participant.

Benefit payments. Participants may elect an in-service, non-hardship distribution comprised of the participants' after-tax contributions and rollover accounts as well as the earnings on these accounts. Active participants may withdraw before-tax contributions only if the participant can prove financial hardship as defined by the Plan Document. Any distribution of before-tax funds results in a six month suspension from participation in the Plan. Earnings on participants' before-tax contributions are not eligible for distribution prior to termination or retirement.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all, or a portion of, their vested account balance.

Benefits are recorded when paid.

Administrative and investment management expenses. Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Participant accounts. Each participant's account is credited with the participant's contributions and the Company's contributions (if applicable), as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Plan termination. Although the Plan Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at any time, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and uncertainties. The Plan invests in certain investments that are exposed to risk, such as changes in interest rates, market volatility and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the value will occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of investments and income recognition. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). Security transactions are recorded on the trade date, interest income is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments held during the year. See Note 3 - Fair Value Measurements for further discussion and disclosures related to fair value measurements.

Notes receivable from participants. Notes receivable from participants represent participant loans that are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses when incurred.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 820, (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3).  When determining the fair value measurements for assets and liabilities, the Company looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1.  When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities and classifies such items as Level 2.  Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.
The following methods, assumptions and valuation techniques were used by the Company to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.
Money market funds. The carrying amounts reported in the Statements of Net Assets Available for Benefits for money market funds approximated the fair value of those instruments (Level 1 inputs).
Equity securities - common stock. Investments valued at the closing price reported on the active market on which the individual securities are traded (Level 1 inputs).
Mutual funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 inputs).
Common collective trust fund. The stable value collective trust fund is composed primarily of fully benefit-responsive investment contracts and valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The Company utilizes values provided by third-party pricing vendors to price investment securities in accordance with the fair value hierarchy and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance.  The Company’s pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, historical prices and other independent pricing services.  Further, the Company periodically validates the fair values of a sample of securities in the portfolio by comparing the fair values to prices from other independent sources for the same or similar securities.  The Company analyzes unusual or significant variances, conducts additional research with the pricing vendor, and if necessary, takes appropriate action based on its findings.  The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statement of Net Assets Available for Benefits.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017 and December 31, 2016, respectively.

	Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Money market funds	$890	$—	$—	$890
First Financial Bancorp common stock	10,087,427	—	—	10,087,427
Mutual funds	60,726,983	—	—	60,726,983
Total assets in fair value hierarchy	70,815,300	—	—	70,815,300
Common and collective trusts	—	—	—	7,080,824
Investments at fair value	$70,815,300	$—	$—	$77,896,124

	Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Money market funds	$300	$—	$—	$300
First Financial Bancorp common stock	12,660,274	—	—	12,660,274
Mutual funds	50,382,583	—	—	50,382,583
Total assets in fair value hierarchy	63,043,157	—	—	63,043,157
Common and collective trusts	—	—	—	5,616,280
Investments at fair value	$63,043,157	$—	$—	$68,659,437

NOTE 4: INCOME TAX STATUS

The IRS issued an opinion letter dated March 31, 2014 indicating that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In accordance with Revenue Procedures 2014-06 and 2011-49, the Plan Administrator has determined that it is eligible, and has chosen, to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 5: TRANSACTIONS WITH PARTIES-IN-INTEREST

Participants may continue to hold existing investments in First Financial Bancorp common stock, but may not make any additional investments in Company stock through future contributions or investment allocation changes.
The Plan has invested in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $273,823 in common stock dividends from the Plan Sponsor during 2017. As of December 31, 2017, the Plan held 382,825 shares of the Company's common stock with a fair value of $10,087,427. As of December 31, 2016, the Plan held 445,001 shares of the Company's common stock with a fair value of $12,660,273.

Certain administrative and service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by the Plan Sponsor.

Notes receivable from participants also reflect party-in-interest transactions.

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	December 31,
	2017	2016

Net assets available for benefits per the financial statements	$80,599,374	$70,625,296
Less: Amounts allocated to withdraw participant funds	1,151	—
Net assets available for benefits per the Form 5500	$80,598,223	$70,625,296

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2017

Net increase in net assets available for benefits per the financial statements	$9,974,078
Change in benefits payable to participants	(1,151)
Net income per the Form 5500	$9,972,927

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 7: SUBSEQUENT EVENT

Management evaluated subsequent events for the Plan for recognition and disclosure through June 22, 2018, the date the financial statements were available to be issued. On April 1, 2018, the Company completed its acquisition of MainSource Financial Group, Inc.  In connection with the merger, any participants in the MainSource Financial Group, Inc. 401(K) Plan had the option of rolling their existing balances as of the date of the Merger into the Plan.  All participant investments in MainSource Financial Group common stock within the MainSource Financial Group, Inc. 401(K) Plan were converted into First Financial Bancorp common stock.

Supplemental Schedule

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

	Description of	Current
Identity of Issuer	Investment	Value**

Money market fund
Blackrock	890 shares of BIF money fund	$890

Common stock
First Financial Bancorp*	382,825 shares of common stock	10,087,427

Common collective trust
Invesco	7,080,824 units of Stable Value Retirement Trust	7,080,824

Mutual funds
AllianceBernstein	43,518 shares of Large Cap Growth Fund	2,246,423
AllianceBernstein	129,857 shares of Global Bond Fund	1,090,801
Blackrock	421,243 shares of Global Allocation Fund	8,344,828
Blackrock	439,076 shares of iShares Russell Mid-Cap Index K Fund	4,509,312
Blackrock	37,829 shares of iShares S&P 500 Index Fund	12,041,234
Hartford Mutual Funds	65,282 shares of Small Cap Growth Fund	3,916,921
Invesco	269,456 shares of Diversified Dividend Fund	5,486,133
Janus	13,250 shares of Enterprise Fund	1,566,716
JPMorgan	498,094 shares of Core Plus Bond Fund	4,129,197
JPMorgan	20,803 shares of Undiscovered Managers Behavioral Fund	1,454,749
JPMorgan	80,786 shares of US Equity Fund	1,316,815
Lazard	97,742 shares of Emerging Markets Fund	1,956,790
Legg Mason	178,477 shares of Western Asset Core Bond Fund	2,259,513
Lord Abbett	73,918 shares of International Opportunities Fund	1,569,268
MFS	84,053 shares of International Value Fund	3,638,638
OppenheimerFunds	60,175 shares of International Growth Fund	2,624,852
Principal Funds	33,554 shares of Small Cap Fund	819,724
Victory	46,239 shares of Established Value Fund	1,755,069
Total mutual funds		60,726,983
Total investments		77,896,124

Participant loans*	Principal loan amount, interest rates of 4.25%-5.25% with
	varied maturities through December 2022	760,719

Total assets (held at end of year)		$78,656,843

* Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(k) SAVINGS PLAN

Date: June 22, 2018	By:	/s/ Mary Sue Findley
Mary Sue Findley
Senior Vice President and Chief Talent Officer

/s/ James M. Anderson
James M. Anderson
Executive Vice President and Chief Financial Officer